FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Aulds	A.	Chris		Crosstex Energy, L.P. (XTEX)				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X(1) Officer (give title below)	Other (specify below)
	2501 Cedar Springs, Suite 600						12/17/02	Executive Vice President—Treating Division

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Dallas	TX	75201						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common units representing limited partnership interests													17,316(2)		I		By Crosstex Energy Holdings Inc.(1)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Subordinated units representing limited partnership interests

	Employee Stock Option (right to buy)		$20.00		12/17/02				A			20,000			(4)	12/17/02

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common units representing limited partnership interests					242,684(3)		I		By Crosstex Energy Holdings Inc.(1)

	Common units representing limited partnership interests	20,000				20,000		D

Explanation of Responses:

(1)
A. Chris Aulds is the Executive Vice President-Treating Division of Crosstex Energy GP, LLC, the general partner of Crosstex Energy, L.P., which is the general partner of the Issuer. Mr. Aulds beneficially owns securities in Crosstex Energy Holdings Inc., representing approximately 5.2% of the voting power thereof. Crosstex Energy Holdings Inc., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer. In addition, Crosstex Energy Holdings Inc. owns 333,000 of the Issuer's common units representing limited partner interests and 4,667,000 of the Issuer's subordinated units representing limited partnership interests. As a result, A. Chris Aulds may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Energy Holdings Inc.
(2)
The common units representing limited partnership interests and subordinated units representing limited partnership interests were issued to Crosstex Energy Holdings Inc. upon the closing of the Issuer's initial public offering December 17, 2002.
(3)
The subordination period will end once the financial tests are met in the Issuer's partnership agreement. When the subordination period ends, each remaining subordinated unit will convert into one common unit.
(4)
This option vests in three equal installments on December 17, 2003, 2004 and 2005.

/s/ A. Chris Aulds	12/19/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002